Exhibit 46

English Translation of Chinese Original

Letter of Guarantee

To: Golden Meditech Stem Cells (BVI) Company Limited, a limited liability company established and validly existing under the laws of the British Virgin Islands.

This Letter of Guarantee (this “Guarantee”) is issued for all the obligations of the Purchaser under the Share Purchase Agreement (the “SPA”) by and among Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (the “Purchaser”), Golden Meditech Stem Cells (BVI) Company Limited (the “Seller”), and Golden Meditech Holdings Limited on December 30, 2016.  To guarantee the performance by the Purchaser of all its obligations under the SPA, Yafei Yuan (a citizen of the People’s Republic of China (the “PRC”), with an ID card number being 320114196412230933 and the domicile at Room 1, Building 18, Middle Block, No. 71 Hai Fu Lane, Baixia District, Nanjing), being the undersigned, hereby unconditionally and irrevocably, undertakes to the Seller as follows:

1.              The undersigned, hereby unconditionally and irrevocably guarantees the performance of all the obligations by the Purchaser under the SPA, including without limitation, payment of escrow money, purchase price, and other fees and expenses payable by the Purchaser, as well as the completion of all statutory formalities by the Purchaser as required for the performance of such obligations under the laws.

2.              All the aforesaid undertakings are made on a joint and several basis, and the undersigned hereby waives any right to demand the Seller to sue or claim against the Purchaser or any other guarantors first.  In the meantime, the undersigned undertakes to be held jointly and severally liable with Sanpower Group Co., Ltd. (“Sanpower”) for the performance of all the obligations under the SPA, and the Seller may request the undersigned and/or Sanpower to be held jointly and severally liable for the performance of all the obligations under the SPA.

3.              This Guarantee shall come into effect on the date hereof.

4.              This Guarantee shall terminate upon fulfilment of all the obligations by the Purchaser under the SPA.

5.              In case that all or part of the terms under this Guarantee are finally deemed invalid or unenforceable under applicable laws, the undersigned undertakes to arrange an alternative guarantee in a way reasonably satisfactory to the Seller.

6.              The execution, validity, interpretation, performance, and dispute resolution of this Guarantee shall be governed by the PRC laws.  Any dispute arising out of or in connection with this Guarantee shall be submitted to the China International Economic and Trade Commission for arbitration in Beijing in accordance with the arbitration rules then in effect. The arbitration shall be conducted in Chinese.  Such disputes include without limitation, matters arising out of or in connection with:

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(a)         The entry, effectiveness, validity, interpretation, performance or failure to perform this Guarantee, or legal relationships created under this Guarantee; and

(b)         Any non-contractual obligations arising out of or in connection with this Guarantee.

7.              The undersigned, irrevocably appoints Sanpower (Address: Building 01, No. 68 Software Avenue, Yuhuatai District, Nanjing; Attention: Ping Xu) to receive the documents in connection with the litigation proceedings in Nanjing.  Dispatch of such documents to the process agent shall be deemed to have been delivered, regardless of whether or not received, or forwarded to and received, by the undersigned.

8.              The undersigned hereby represents and warrants that he/she is mentally competent and fully aware of the contents of this Guarantee, and capable of entering into this Guarantee and performing the obligations hereunder.

(End of Text)

(Signature Page of the Letter of Guarantee)

By:	/s/ YUAN Yafei

Name: YUAN Yafei

Date: December 30, 2016